07022272

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING
RECEIVED
APR 0 4 2007
WASH, D.C. 185 SECTION

March 28, 2007

SUPPL

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Officer

PROCESSED
APR 11 2007
THOMSON
FINANCIAL

Enclosure

investor

Press Release

Stockholm, March 27, 2007

Bulletin from Investor AB's Annual General Meeting

The Annual General Meeting approved the proposed dividend to shareholders of SEK 4.50 per share. The record date was determined as Friday, March 30, 2007. The dividend is scheduled to be distributed by VPC AB (the Swedish Securities Register Center) on Wednesday, April 4, 2007.

The Meeting discharged the members of the Board and the President from liability for fiscal year 2006.

Current board members Sune Carlsson, Börje Ekholm, Sirkka Hämäläinen, Håkan Mogren, Grace Reksten Skaugen, Anders Scharp, O. Griffith Sexton, Jacob Wallenberg and Peter Wallenberg Jr were re-elected.

Board member Björn Svedberg declined re-election.

Lena Treschow Torell was elected new member of the Board.

Lena Treschow Torell, born 1946 and Swedish citizen, is President of The Royal Swedish Academy of Engineering Sciences (IVA) and Member of the Board of Directors of Micronic Laser Systems AB, Saab AB and AB Ångpanneföreningen (ÅF). Lena Treschow Torell has also been nominated to the Board of Directors of AB SKF.

The Meeting re-elected Jacob Wallenberg as Chairman of the Board.

The registered auditing company KPMG Bohlins AB was elected as auditors for the period until the end of the Annual General Meeting 2011 with the authorized public accountant Carl Lindgren as auditor in charge until further notice.

The Meeting approved the compensation to the Board for 2007 totaling 6,937,500 Swedish kronor, unchanged from last year, which will be divided as follows: 1,875,000 Swedish kronor to the Chairman, 500,000 Swedish kronor to the other Members of the Board not employed in the Company, and a total of 1,062,500 Swedish kronor for work in the committees of the

Our press releases can be accessed at www.investorab.com on the Internet.

Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been to generate attractive long-term returns by investing in companies with solid potential for value creation and applying our experience, knowledge and network to make them best-in-class. Investor is a leading shareholder in a number of multinational companies, including Ericsson, SEB and Atlas Copco. Investor also conducts private equity activities in the United States, Northern Europe and Asia.

Board. The Meeting approved the allocation of fees related to committee work as follows: the Chairman of the Audit Committee 187,500 Swedish kronor and the three remaining members 125,000 Swedish kronor each; the Chairman of the Remuneration Committee 125,000 Swedish kronor and the two remaining members 62,500 Swedish kronor each; and the Chairman of the Finance and Risk Committee 125,000 Swedish kronor and the two remaining members 62,500 Swedish kronor each.

The Meeting approved the Board's decision regarding guidelines for salary and other remuneration for the President and other members of the management 2007 and the scope and key principles of the long-term variable remuneration program for the management and other employees for 2007 consisting of a Stock Matching Plan and a Performance Share Program.

The Meeting authorized the Board to decide on the purchase and transfer of the Company's own shares in order to secure costs associated with the long-term incentive program and give the possibility to work with the Company's capital structure.

The Meeting approved the Board's proposal concerning the transfer of shares in the subsidiary EQT Partners AB to companies over which employees in EQT Partners AB have a controlling influence.

The Meeting approved the proposal for the Nomination Committee.

Björn Svedberg was thanked by the Chairman of the Board, Jacob Wallenberg, for his many years of service and contributions as a member of the Board.

At the statutory meeting of the Board held in conjunction with the Annual General Meeting, Anders Scharp was elected Vice Chairman. The following Members of the Board were elected to the Remuneration Committee: Jacob Wallenberg (Chairman), Anders Scharp and O. Griffith Sexton. The following Members of the Board were elected to the Audit Committee: Sune Carlsson (Chairman), Håkan Mogren, Jacob Wallenberg and Peter Wallenberg Jr. The following Members of the Board were elected to the Finance and Risk Committee: Sirkka Hämäläinen (Chairman), Grace Reksten Skaugen and Jacob Wallenberg.

At the statutory meeting, the Board also approved to retain the policy, in accordance with the recommendation of the Nomination Committee, that members of the Board use 25 percent of their board fee, net after tax, to acquire shares in Investor AB.

Board of Directors
INVESTOR AB

For further information:
Oscar Stege Unger, Acting Head of Corporate Communications and Investor Relations Manager: +46 8 614 20 59, +46 70 624 20 59

Press Release

Stockholm, March 27, 2007

Information about Investor's interests in EQT Partners AB and EQT's funds that was provided at today's Annual General Meeting

Investor co-founded EQT in 1994 with AEA and SEB. Key persons in the newly started company came mainly from Investor. These persons have had an ownership stake in the advisory company EQT Partners AB since 2001. The advisory company EQT Partners AB is an operating company with 130 employees that advises EQT's 11 funds on the companies that are to be acquired and sold, and how the companies are to be developed. The funds pay fees of about 1.5 percent, of which part is paid to EQT Partners AB for the advisory services the company provides. During the past five years, these fees paid to EQT Partners AB have generated an annual surplus of approximately SEK 30 million.

As a founder and sponsor (which means that Investor, as an anchor investor, guarantees to provide a relatively high percentage of the capital commitments for each fund), Investor has negotiated to receive carried interest and part of the surplus from management fees. These agreements are separate from Investor's ownership stake in EQT Partners AB. Investor's reduced stake in EQT Partners AB has no effect on the carried interest or surplus Investor receives from current funds. These agreements are negotiated before each fund is established.

Carried interest
The principle of carried interest is based on the conviction that economic incentives for key persons have a positive impact on the outcome of fund activities and therefore create value for the investors. Within the private equity industry, it is customary for the investors in funds, after they have received an annual return of 8 percent on fund investments, to share any "surplus return" with key persons that have had a positive impact on the outcome of the fund's activities, provided they have invested themselves in the fund. A common model is based on distributing 80 percent of net realized profits to the investors in the funds, while the remaining 20 percent is distributed among key fund principals.

In EQT's funds, a portion of this 20 percent has been distributed to Investor. In EQT's first fund, EQT I, Investor was a significant guarantor for the other investors and was entitled to

Our press releases can be accessed at www.investorab.com on the Internet.

Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been to generate attractive long-term returns by investing in companies with solid potential for value creation and applying our experience, knowledge and network to make them best-in-class. Investor is a leading shareholder in a number of multinational companies, including Ericsson, SEB and Atlas Copco. Investor also conducts private equity activities in the United States, Northern Europe and Asia.

40 percent of the carried interest. In funds established later, this portion has decreased as the funds have grown in size, as Investor's share of the funds have decreased, and as EQT has become less dependent on Investor's network and name. Despite this, Investor's share of the carried interest was 25 percent in EQT V.

Surplus from management fees

The investors in EQT's funds pay an average fund fee of 1.5%, exactly as in they do in all funds. The fee covers management costs (legal fees, costs for deals that were not carried out, payroll expenses, business travel expenses, etc.) for the activities. Any surplus is currently shared between Investor and EQT. The distribution of the surplus is agreed on by the parties and has varied between 0 percent and 50 percent for Investor. In EQT V, Investor receives 50 percent of the surplus. The surplus represents a small portion of Investor's income from EQT's funds.

Investor's return on EQT's funds, 1994-2006, in SEK billion

Invested	Value of divested holdings	Carried interest and surplus from management fees	Market value of remaining holdings
12.8	11.7	3.0	8.9

Other relations between Investor and EQT

- Investor's board and management, as well as former board and management members, have the possibility to invest in EQT's funds on the same terms and conditions as external investors, at their own risk and with their own money.
  - Since 2006, not Investor's CEO.
- Anders Scharp has a board seat in one EQT holding (Nederman) for which he receives a board fee and has the right to invest in the company.
- Anders Scharp, Sune Carlsson and Peter Wallenberg are industrial advisers to EQT's funds and receive an annual fee ranging between EUR 15,000 and EUR 25,000.
- Claes Dahlbäck, former chairman and CEO of Investor, is chairman of EQT's funds, for which he is paid an annual fee. Claes Dahlbäck has also invested in the funds and receives part of the carried interest. This information has been disclosed in previous annual reports.

For further information:

Oscar Stege Unger, Acting Head of Corporate Communications and Head of Investor Relations: +46 8 614 2059, mobile +46 70 624 2059

END